VALIC Company I
Form N-SAR for period ended May 31, 2007

Item 77Q(1)(b): Copies of the text of any proposal described in answer to sub-item 77D

Item 77D - Change in Non-Fundamental Investment
Policy

1.	Foreign Value Fund and Global Strategy Fund (the "Funds").
At a meeting held on July 17-18, 2006, the Board of Directors of VALIC Company I (the "Board") approved investment policy changes to the Funds to modify non-fundamental investment restrictions applicable to investments in real estate, mortgage-related and asset-backed securities, and securities of unseasoned issuers. The Funds were permitted to (i) purchase and sell instruments backed by real estate or interests in real estate; (ii) purchase or sell real estate investment trusts that invest, deal or otherwise engage in the business of real estate;
(iii) to invest in mortgage-backed and asset-backed securities and collateralized mortgage obligations; and (iv) to invest up to 10% of its total assets in companies that have not been in continuous operation for at least three years.

2.	Mid Cap Strategic Growth Fund (the "Fund"). At a meeting
held on August 21, 2006, the Board approved an investment policy change to allow the Fund to increase its ability to invest in real estate investment trusts up to 10% of the Fund's net assets.

3.	Mid Cap Index, Nasdaq-100 Index, Small Cap Index and Stock
Index Funds ("Index Funds"). At a meeting held on August
21, 2006, the Board approved investment policy changes to the Index Funds to decrease the percentage of the Index
Funds' assets that could be invested in other securities from 35% to 20%.

4.	Small Cap Aggressive Growth Fund (the "Fund").  At a
meeting held on October 17-18, 2006, the Board approved an investment policy change to the Fund to allow it to invest in initial public offerings.